Mail Stop 4561

July 29, 2008

Maxim C. W. Webb
Chief Financial Officer
PICO Holdings, Inc.
875 Prospect Street
Suite 301
La Jolla, CA 92037

        Re: PICO Holdings, Inc.
                Form 10-K for Fiscal Year Ended
                December 31, 2007
                Filed February 29, 2008
                Form 10-Q for Quarterly Period Ended
                March 31, 2008
                Filed May 9, 2008
                Definitive Proxy Statement
                Filed March 19, 2008
                File No. 033-36383

Dear Mr. Webb:

        We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Summary, Recent Developments, and Future Outlook

Insurance Operations in "Run Off," page 25

1.   We note management's use of independent third parties in estimating loss reserves. Please tell us the nature and extent of the third parties' involvement in management's decision making process with respect to estimating loss reserves.

Results of Operations – Years Ended December 31, 2007, 2006 and 2005

Net Income or Loss, page 31

2.   We note you disclose you recorded a valuation allowance against income tax losses in some subsidiaries. It does not appear that there was any change in the valuation allowance as of December 31, 2007. Please reconcile this statement to note 7. Federal, Foreign and State Income Tax on page 70.

Financial Statements

Notes to Consolidated Financial Statements

7. Federal, Foreign and State Income Tax, page 70

3.   It appears you wrote off $616 thousand of deferred tax assets during 2007; however, it does not appear that there has been any change in your valuation allowance. Please confirm for us that you had provided a valuation allowance for these assets in prior periods. Additionally, please tell us and disclose in your filing what led to the $616 thousand write off.

17. Segment Reporting

Business Acquisitions and Financing, page 77

4.   With respect to your segment disclosure, please tell us how you have applied paragraph 17 of SFAS 131 in determining it would be appropriate to aggregate acquired businesses and strategic interests in businesses with the activities of PICO that are not included in other segments.

Exhibits 31.1 and 31.2

5.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraph 2 and you have removed "(or persons performing the equivalent functions)" from paragraph 5. Also, in Exhibit 31.2, you have replaced the word "report" with "quarterly report" in paragraph 3, you have changed the term "internal control" to "internal controls" in paragraph 4, and you have changed the term "disclosure controls" to "disclosure control" in paragraph 4a. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Three Months Ended March 31, 2008 and 2007

First Quarter Net Income (Loss), page 9

6.   Please tell us and disclose in your filing the facts and circumstances that resulted in management recording provisions for interest and penalties on unrecognized tax benefits and recording valuation allowances during the three months ended March 31, 2008.

Exhibits 31.1 and 31.2

7.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Definitive Proxy Statement

Compensation Discussion and Analysis

Our Compensation Philosophy and Programs, page 12

8.   We note your disclosure that you consider prevailing practices of comparable
        companies in deciding the amount and type of compensation for your executive
        officers and that this peer group consists of public companies in certain industry
        segments. If you have benchmarked different elements of your compensation
        against different peer groups, please identify the companies that comprise each
        group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also, provide a
        discussion of where actual payments fall within targeted parameters. To the
        extent actual compensation was outside a targeted percentile range, include an
        explanation of the reasons for this. Please provide this disclosure in future filings
        and tell us how you intend to comply.

                                    *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at (202) 551-3466 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant